August 11, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	H. Roger Schwall

Division of Corporate Finance

Re:	Rice Energy Inc.

Registration Statement on Form S-1 (File No. 333-197266)

Ladies and Gentlemen:

As the representative of the several underwriters of the Rice Energy Inc. (the “Company”) proposed public offering of up to 11,500,000 shares of common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3 p.m., Washington, D.C. time, on August 13, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated August 11, 2014, through the date hereof:

Preliminary Prospectus August 11, 2014:

2,564 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

GOLDMAN, SACHS & CO.,
As Representative of the several
Underwriters

By: GOLDMAN, SACHS & CO.

By:	/s/ Ryan Gilliam
Name:	Ryan Gilliam
Title:	Vice President